Brian J. Lynch 215-988-1119 Direct 215-988-2757 Fax Brian.Lynch@dbr.com

May 13, 2013

VIA EDGAR
Michael McTiernan, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:      AMREP Corporation
Registration Statement on Form S-3
Filed April 11, 2013
File No. 333-187866

Dear Mr. McTiernan:

On behalf of AMREP Corporation (the “Company”), I am writing to present information further to recent phone conversations with the Staff and to supplement the response letter previously provided on April 25, 2013, with regard to the following Staff comment:

We note that the registration statement registers the distribution of rights and the offer and sale of common stock underlying those rights. Please tell us how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the “outstanding” condition of Instruction I.B.4(a)(1) and how you have complied with the information requirements of Instruction I.B.4(b) and (c) with respect to all record holders of the rights. Refer to Securities Act Form Compliance and Disclosure Interpretation (“CDI”) Question 116.20.

Commission Positions Support Use of Form S-3 by the Company.  Instruction I.B.4(a)(1) to Form S-3 conditions Form S-3 use “if rights are granted on a pro rata basis.”  The use of “are” rather than “were” provides support for the fact that rights may be granted in the future, or after the filing of a registration statement.  This is distinct from Instruction I.B.4(a)(3) concerning “outstanding ... convertible securities … warrants or options issued by the issuer.”  This literal analysis is further supported by consistent Securities and Exchange Commission (the “Commission”) positions expressed in six Releases spanning from 1972 to 2007, as cited herein.  These Releases include the seminal Form S-3 proposing release, SEC Release 33-6331 (1981) (p. 7), which specifically contemplated Form S-3 use “… for all registrants making rights offerings or having outstanding warrants, convertible securities or dividend or interest reinvestment programs.”  We believe the foregoing clearly empowers “all registrants making rights offerings” to use Form S-3 without any pre-condition that the rights issuance precede (and be “outstanding” before) the registration statement filing.

Michael McTiernan, Esq.
May 13, 2013

The “Outstanding” Condition Precedent for Instruction I.B.4(a)(3) Transactions Arose out of Rulemaking History That is Distinguishable From, and Should Not Be Applied to, Rights Offerings Under Instruction I.B.4(a)(1).  We believe it would be fair to require the “outstanding” condition precedent for Instruction I.B.4(a)(3) transactions, based upon the different text in this Instruction (as described above) and based on the statements of the Commission in the Form S-3 proposing release quoted above (SEC Release 33-6331), but that the “outstanding” condition should not be applied to the present case, under Instruction I.B.4(a)(1).  In addition to the foregoing bases, the rulemaking history leading up to the Commission’s approval of short-form registration for I.B.4(a)(3) transactions (collectively, “Convertible and Warrant Purchase Transactions”) is completely different, and substantially distinguishable, from the Commission’s approval (granted five years later) of short-form registration for I.B.4(a)(1) transactions (“Rights Offerings”).  These major differences support the application of the “outstanding” condition only in the case of Convertible and Warrant Purchase Transactions and not in the case of Rights Offerings.

The Importance of Being Outstanding for Secondary Transactions.  Before June of 1972, short-form registration (on Form S-16) was available only for secondary market resale transactions effected on an exchange (e.g., transactions similar to current Instruction I.B.3 transactions on Form S-3).  In SEC Release 33-5265 (1972), the Commission approved additional secondary market transactions for Form S-16, including specific approval of Convertible and Warrant Purchase Transactions, each of which were specifically conditioned upon such derivative securities being “outstanding” at the time of purchase of the underlying security.  It is well documented that the Commission requires securities to be outstanding in order to qualify for secondary transaction registration qualification; this is the case under both Form S-16 and current Form S-3.  In addition to making this “outstanding” condition clear in Release 33-5265, the Commission provided relevant rationale and commentary for short-form registration for convertible security conversions:

Thus, where the exemption in Section 3(a)(9) of the Act is not available because a cash payment must be made in connection with the conversion of outstanding convertible securities into other securities of the same issuer, the securities to be issued in the conversion may be registered on the amended form [Form S-16], provided no commission or other remuneration is to be paid for soliciting the conversion;

The Commission provided the following rationale for the short-form registration of the exercise of warrants:

Michael McTiernan, Esq.
May 13, 2013

The form may be used for registration of securities to be offered to the holders of outstanding warrants upon the exercise of such warrants, provided no commission or other remuneration is paid for soliciting the exercise of the warrants.  This provision has been amended to make clear that it applies only to transferable warrants and may not be used for non-transferable options, warrants or other rights.

It is clear from this Release (1) that the secondary nature of conversion transactions would not encompass a primary offering (such as a Rights Offering), (2) that this Release covered exercises of transferrable warrants, and (3) that the transactions covered in (1) and (2) make up current Instruction I.B.4(a)(3) and specifically would not cover non-transferable rights such as those the Company proposes to distribute, in accordance with current Instruction I.B.4(a)(1).

Significant Shifts involving Short-Form Registration of Primary Securities Issuances.  In 1977, the Commission issued SEC Release 33-5879 (1977) and further expanded short-form Form S-16 registration to permit use of the Form for a number of primary issuances of securities, including Rights Offerings.  The Rights Offering Form expansion was premised upon the fact that it involved “primary offerings to existing security holders pursuant to … rights granted on a pro rata basis to existing security holders.”  The Commission did not condition the availability of short-form registration on rights being outstanding before the registration statement filing.  Instead, the only meaningful limitation of the use of Form S-16 for certain Rights Offerings concerned securities “not taken by the existing security holders,” or standby arrangements. The Company’s Rights Offering contains no such standby purchase arrangements.

Consistent with the analysis described in the preceding paragraphs, Instruction A.1(d) to Form S-16 covered “Securities to be offered upon the exercise of outstanding rights … provided such rights are granted on a pro rata basis to all existing security holders of the class of securities to which the rights attach.”  This language clearly contemplated a distribution of rights that was not restricted to a distribution preceding the registration statement filing.  It specifically contemplated a future grant of rights that would be associated with or would attach to outstanding common stock in the future.  We acknowledge that the rulemaking history in the 1972 Release cited above for current Instruction I.B.4(a)(3) Convertible and Warrant Purchase Transactions was premised on events involving an outstanding security.  In contrast, the 1977 rulemaking history for current Instruction I.B.4(a)(1) Rights Offerings focuses on the occurrence of a primary offering (e.g., the primary issuance of common stock) and contemplates a distribution of rights after the registration statement filing, so long as the rights “are granted on a pro rata basis to all existing security holders of the class of securities to which the rights attach.”

Michael McTiernan, Esq.
May 13, 2013

Further Support for Company’s Position in the SEC’s “Aircraft Carrier Release.”  In addition to the foregoing and the authority cited in our April 25, 2013 response, the Company believes that additional authority supports the Company’s position.  In fact, the Commission further emphasized distinctions consistent with the foregoing analysis in SEC Release 33-7606A (1998) (the “Aircraft Carrier Release”).  This Release acknowledged past registration regimes and proposed a comprehensive new registration regime.  Throughout Release 33-7606A, the Commission noted the express distinction between the primary nature of Rights Offerings, or Instruction I.B.4(a)(1) transactions,  and  Instruction I.B.4(a)(3)  Convertible and Warrant Purchase Transactions, which are premised on outstanding security conditions.  At the outset, the Commission noted:

Under the proposed registration system, those issuers, which otherwise would be required to use Form A, may use Form B to register: rights offerings; … offerings of securities upon exercise of either outstanding transferable options or outstanding transferable warrants; and offerings of securities upon conversion of outstanding convertible securities.

It is clear from this expression that Rights Offerings are not subject to an “outstanding” security condition at the time of filing of a registration statement, but that Convertible and Warrant Purchase Transactions are subject to such a condition.  The Commission continued:

Current short-form registration statements, Forms S-3 and F-3, may be used in … these cases. [footnote omitted]  The Commission extended Forms S-3 and F-3 for registration of these kinds of offerings based on the premise that, … these offerings would be directed to specific investors that previously invested in the issuer’s securities and could therefore be expected to follow the issuer or to receive information from the issuer.

The Commission articulated rulemaking history distinctions consistent with the analysis we presented above when it noted:

In 1972, we adopted amendments to our short-form registration statement to provide that seasoned issuers could use Form B to register securities to be offered upon the conversion of outstanding convertible securities and upon the exercise of outstanding transferable warrants.  In 1978, we adopted, in the “nature of an experiment,” short-form registration to register rights offerings to existing shareholders.  We determined not to require that issuers of rights offerings, or of the other kinds of offerings to existing shareholders, meet the newly adopted eligibility standards applied to primary offerings by large, seasoned companies.  When we adopted Form S-3, we explained that offerees in offerings to existing shareholders

Michael McTiernan, Esq.
May 13, 2013

 … did “not need the additional assurances of wide information dissemination provided by the test  for primary offerings” because they already owned securities of the issuer and could be presumed to follow the issuer through corporate communications and Exchange Act reports. [footnotes omitted]

Following a review of this history, the Commission proposed short-form registration that covered Rights Offerings in general terms, without any pre-filing rights distribution conditions or terms.  In contrast, the Commission continued to condition Convertible and Warrant Purchase Transactions on these securities being “outstanding” at the time of filing the registration statement.

We believe that reasons that have historically supported a streamlined and relaxed approach to offerings by smaller seasoned issuers to existing shareholders would support extending the availability of proposed Form B to smaller reporting issuers that make offerings of securities pursuant to: rights offerings, [121] conversion of outstanding convertible securities and exercise of transferrable warrants. [122]

In footnote 121 cited above, the Commission expressed no limitation on the availability of short-form registration for Rights Offerings, except in circumstances involving certain standby purchase arrangements and in certain Rights Offerings where rights may be transferable.  The Company’s Rights Offering does not provide for either standby purchase commitments or transferable rights.

In footnote 122 cited above, the Commission proposed limitations on short-form registration of Convertible and Warrant Purchase Transactions if the conversion or exercise event concerning the underlying security could occur within one year of the issuance of the outstanding subject security.  The Commission specifically expressed integration concerns regarding the time period between the issuance of the outstanding security and the conversion or exercise of such outstanding security.  The Commission expressed no such concerns regarding Rights Offerings, presumably due to the primary nature of this offering to shareholders who already followed the Company and the fact that rights are distributed without consideration pro rata to all shareholders.  In contrast, Convertible and Warrant Purchase Transactions typically involve a prior purchase of convertible securities or warrants for consideration that could implicate, among other things, integration considerations.  The New York Stock Exchange (“NYSE”) apparently also respects the no consideration aspect of rights distributions, as it does not require listing of rights on the NYSE, or the filing of a listing application for rights in circumstances similar to the Company’s Rights Offering.  NYSE Rule 703.03.

Michael McTiernan, Esq.
May 13, 2013

Finally, the Company’s proposed Rights Offering concerns non-transferable rights, which clearly and favorably distinguishes the Company’s situation and places it outside of the Commission’s long-standing treatment of convertible securities and warrants (in current Form S-3 Instruction I.B.4(a)(3)), consistent with SEC Release 33-5265 (1972) and 33-7606A (1998).

Policy Purposes Support the Company’s Use of Form S-3 for its Rights Offering.  Finally, for policy grounds, we respectfully submit that the Staff should not premise Form S-3 Instruction I.B.4(a)(1) use on rights being outstanding before a registration statement filing since (1) a distribution of rights (i.e., securities) to an existing public shareholder base before a registration statement filing presents risks or potential claims that such distribution occurred before a registration statement filing, in conflict with Section 5 of the Securities Act of 1933, as amended, and (2) there is no regulatory benefit of requiring a pre-filing distribution of rights given the fact that Rights Offerings are primary in nature (per Commission statements cited previously) and are not secondary in nature (per Commission concerns cited previously).  Whereas there are many Commission positions supporting a previous registration statement filing limited to “outstanding” securities relating to Convertible and Warrant Purchase Transactions, there are no such positions concerning Rights Offerings.  In addition, the NYSE requires the distribution of rights after the registration statement filing (as discussed earlier and below).

Additional Positions Support Use of Form S-3 over CDI 116.20. NYSE Rule 703.03(d) requires NYSE-listed issuers to set a rights offering record date six business days after effectiveness of the registration statement.  As the record date is the foundational basis by which to fix the shareholders entitled to receive rights, the rights cannot be issued or outstanding before the record date.  Since the NYSE requires the record date to follow the effectiveness date, by definition, the rights cannot be outstanding before the filing of the registration statement.  If CDI 116.20 were to be literally applied to prohibit Form S-3 rights offerings for NYSE-listed issuers, we respectfully submit that this Staff CDI position would contradict the Commission’s positions cited earlier, including the expressed intent to permit Form S-3 use for “all registrants making rights offerings.”  SEC Release No. 33-6331.  In addition, we wish to note that the Corporation Finance Homepage for CDIs expressly states that

The interpretations presented below reflect the views of the Staff of the Division of Corporation Finance.  They are not rules, regulations, or statements of the Commission.  Further, the Commission has neither approved nor disapproved these interpretations.…  These positions do not necessarily contain a discussion of all material considerations necessary to reach the conclusions stated, and they are not binding due to their highly informal nature.  Accordingly, these responses are intended as general guidance and should not be relied on as definitive.

Michael McTiernan, Esq.
May 13, 2013

We respectfully submit that the language from SEC Release No. 33-6331 enabling Form S-3 use by “all registrants making rights offerings” and the other Commission positions cited in the Releases above do in fact reflect dispositive positions of the Commission concerning the issue raised by the Staff in its comment letter to the Company.  As noted above, these Releases do not condition use of Form S-3 for Rights Offerings involving rights distributed before the registration filing; instead, this “outstanding” condition for Form S-3 use was intended for warrants and convertible securities, but not for rights.  We respectfully submit that the Commission positions cited above, including SEC Release No. 33-6331, carries greater authority on the issue and should be used to determine the issue of Form S-3 qualification for rights offerings, rather than the non-binding position noted in CDI 116.20.

Commission Positions Support the Company’s Use of Form S-3 and NYSE Compliance for Orderly Market Trading.  We respectfully submit that if CDI 116.20 were applied to foreclose the use of Form S-3 for rights offerings by NYSE-listed issuers, it would conflict with long-standing positions of the Commission that (1) respect the value of Exchange listing and the importance of orderly trading and information and (2) extend short-form Form S-3 registration for NYSE issuers, as a result.  In SEC Release No. 33-8878 (2007), the Commission emphasized a critical condition, stock exchange listing, as an important supporting qualification for Form S-3 primary offerings completed under the newly adopted Instruction I.B.6:

At the same time that we are … making [Form S-3] eligibility under this new rule contingent on the issuer having a class of common equity securities listed and registered on a national securities exchange….  Exchanges have both quantitative and qualitative listing rules that are designed to evidence that their listed issuers meet specified minimum requirements…  Maintenance listing criteria help assure that the issuer continues to meet the exchange’s standards for depth and liquidity...  Exchange-listed securities also are subject to real-time reporting of quotation and transaction information, which benefits investors by apprising them of current market information about the security.... We also note that limiting eligibility under new General Instruction I.B.6. to companies with common equity securities listed on a national securities exchange is more consistent with our historical treatment of secondary offering eligibility on Form S-3.

It is clear from these statements that the Commission values the standards and requirements of an Exchange, such as the NYSE, and that these standards form a foundation for short-form registration on Form S-3 for secondary offerings (Instruction I.B.3) and for certain smaller primary offerings (Instruction I.B.6).  In light of this Commission deference to Exchange compliance, we believe it would be unusual for the

Michael McTiernan, Esq.
May 13, 2013

Staff to use Exchange compliance as a basis against Form S-3 use in the instant case, particularly when the Commission expressed the clear view to allow “all registrants making rights offerings” to use Form S-3 in Release 33-6331.  As we noted previously and in our April 25, 2013 letter, NYSE Rule 703.03(d) requires a record date six business days after registration statement effectiveness in order to advance an orderly market trading.  NYSE Rule 703.03(d) specifically provides that,

… registration under the Securities Act of 1933 of the securities to be offered should become effective at least six business days prior to the record date.  This six-day interval is recommended in order that the listed security may trade ex-rights in a normal fashion on the second business day prior to the record date….

We submit that Commission rulemaking history and orderly market trading objectives support the use of Form S-3 for rights distributed after the filing of a registration statement.  We further submit that requiring rights issuances before the registration statement filing would create market confusion and disorderly trading conduct for a protracted period in substantially every situation involving a Staff full review or monitor review of a registration statement, and that this position is supported by NYSE Rule 703.03:

Under normal conditions, the Exchange will not assent to a timetable in which the record date occurs prior to the effectiveness of registration.  This is because of the confusion and complications of trading if registration does not become effective as scheduled.

In light of the foregoing, we submit that the previously cited Commission releases effectively articulate the benefits of Exchange listing for use of short-form registration on Form S-3 under Instruction I.B.3 and I.B.6 and clearly envision the use of Form S-3 for “all issuers making rights offerings” under Instruction I.B.4(a)(1).  In light of these articulated standards and the associated NYSE rules that further important purposes such as orderly market trading, we believe it is inappropriate for the Staff to take the position it communicated by telephone, namely that Form S-3 has been adopted independently and without regard to NYSE considerations.  We also respectfully submit that the Staff CDI 116.20 should not effectively reverse the Commission rulemaking history quoted above, including SEC Release 33-6331, to require rights to be outstanding before a registration statement filing in order to use Form S-3 under Instruction I.B.4(a)(1).  Rather, as noted above, we believe that the Commission’s expressed positions should prevail in this particular case to enable the Company’s use of Form S-3.

Michael McTiernan, Esq.
May 13, 2013

Information Dissemination Compliance Under Instruction I.B.4(b) and (c).  In response to the recent inquiry of the Staff, the Company respectfully submits that it has satisfied the information dissemination requirements of Instruction I.B.4(b) and (c).

Based upon a comparison of the Company’s record holder list as of the date of its last mailing of the proxy/annual report (July 25, 2012) against a recently available record holder list (April 25, 2013), the Company represents that the two lists are substantially identical.  The April 2013 record holder list has 796 accounts.  Of these 796 accounts: 793 record holders are identical to the July 2012 record holder list; and three accounts representing an aggregate of 81 shares (27 shares each) reflect merely a change in form of record ownership, as follows:

•	two accounts are held by executors on April 25, 2013 on behalf of record shareholders that were included in the July 2012 record holder list; and

•	one account is held by a trust on April 25, 2013 at the same address as the record shareholder that was included in the July 2012 record holder list.

As a result of the foregoing, the Company believes that (1) information has been disseminated in accordance with the prior twelve-month period of Instruction I.B.4(b) and (c), and (2) its Form S-3 filing is consistent with the Commission’s objectives to extend Form S-3 through rights offered to securityholders “… who are presumed to ‘follow’ the issuer through corporate communications and Exchange Act filings.” SEC Release Number 33-7506 (1998) (footnote 57 and associated text) and SEC Release No. 33-6331 (1981).

If you require further information or support, do not hesitate to contact me at (215) 988-1119.

Very truly yours,

/s/ Brian J. Lynch

Brian J. Lynch

BJL/mac